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                                                                    EXHIBIT 99.8


                            STERLING SOFTWARE, INC.
                              300 Crescent Court
                                  Suite 1200
                              Dallas, Texas 75201


                                March 16, 1999


Interlink Computer Sciences, Inc.
47370 Fremont Boulevard
Fremont, California  94538
Attn:  A.J. Berkeley, President

          Re:  Potential Acquisition Transaction
               ---------------------------------

Gentlemen:

          This letter is to confirm certain agreements we have reached regarding the potential acquisition (the "Potential Acquisition") by Sterling Software, Inc. ("Sterling Software") of Interlink Computer Sciences, Inc. ("Interlink"). As a material inducement to Sterling Software's continuation of negotiations with Interlink with respect to the terms and conditions of the Potential Acquisition, and in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

               1.   Exclusivity Period. Upon the execution of this letter
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agreement and continuing until the earlier of (a) 6:00 p.m. California time on
March 25, 1999 and (b) the execution of a definitive agreement governing the terms and conditions of the Potential Acquisition (such period, the "Exclusivity Period"), Interlink shall, shall cause its subsidiaries to, and shall use reasonable efforts to cause all of its or their affiliates, officers, directors, employees, agents and representatives (including without limitation any investment banker, financial advisor, attorney and accountant retained by Interlink or any of its subsidiaries or affiliates) to, discontinue any solicitation efforts, discussions or negotiations with respect to any Acquisition Proposal (as hereinafter defined) with any person or entity other than Sterling Software. During the Exclusivity Period, Interlink shall not, and shall not authorize or permit any of its subsidiaries or any of its or their affiliates, officers, directors, employees, agents or representatives (including without limitations any investment banker, financial advisor, attorney or accountant retained by Interlink or any of its subsidiaries or affiliates) to, directly or indirectly, initiate, solicit or intentionally encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries, any expression of interest or the making of any proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, or enter into or maintain or continue discussions or negotiate with any person in furtherance of such inquiries or to seek to obtain an Acquisition Proposal or agree to or endorse any Acquisition Proposal.
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Interlink Computer Sciences, Inc.
March 16, 1999
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Interlink shall notify Sterling Software immediately if any such inquiries, expressions of interest or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with Interlink or any of its subsidiaries, affiliates, agents or representatives; provided, however, that Interlink's obligation under this and the immediately succeeding two sentences shall only be applicable to such of the foregoing as (i) involve any items of non-cash consideration other than securities for which there is an existing public market ("Marketable Securities"), or (ii) involve aggregate consideration consisting of cash and/or Marketable Securities in exchange for all of Interlink's outstanding shares of common stock, such consideration having a value per share of $7.00 or greater (each, a "Superior Proposal"). Such notice shall include the identity of the party making, and the terms of (including delivery of copies thereof), any inquiry or proposal relating to a Superior Proposal. Interlink will keep Sterling Software fully informed of the status of, and any modification to, any Superior Proposal. For purposes of this letter agreement, "Acquisition Proposal" means an inquiry, offer, proposal or other indication of interest (other than by Sterling Software in connection with the Potential Acquisition) regarding any of the following matters involving Interlink: (i) any merger, consolidation, share exchange, tender or exchange offer, recapitalization, business combination or other similar transaction immediately following the consummation of which, the stockholders of Interlink immediately prior thereto would hold less than 80% of the voting stock of the surviving or resulting entity; (ii) any acquisitions of voting stock or other securities issued by Interlink or any of its subsidiaries representing more than 80% of the outstanding voting stock of Interlink or any of its subsidiaries; (iii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or substantially all of the assets of Interlink and its subsidiaries, taken as a whole, in a single transaction or series of related transactions; or (iv) any agreement in principle or other agreement to engage in any of the foregoing.

          2.   Certain Obligations Only on Definitive Agreement. No agreement
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providing for the Potential Acquisition shall be deemed to exist unless and until definitive documentation providing therefor has been executed and delivered by Sterling Software and Interlink (and/or any other appropriate party or parties thereto). Unless and until such definitive documentation concerning a Potential Acquisition has been executed, neither Sterling Software nor any of our representatives will have any liability to Interlink with respect to a Potential Acquisition, whether by virtue of this letter agreement or otherwise.

          3.   Non-Solicitation of Employees. Sterling Software agrees that for
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a period of one year from the date of this letter agreement, it will not, directly or
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Interlink Computer Sciences, Inc.
March 16, 1999
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indirectly, solicit for employment or attempt to hire or recruit any employee of
Interlink (or any subsidiary thereof) with whom Sterling Software has had contact or who became known to Sterling Software in connection with Sterling Software's consideration of the Potential Acquisition. Notwithstanding anything to the contrary herein, Sterling Software shall not be deemed to have breached or violated this paragraph 3 solely (a) as a result of generic employment advertising by Sterling Software (including, without limitation, "open position" and similar listings in Sterling Software's various World Wide Web pages), (b) as a result of the efforts of an executive recruitment or similar firm generally engaged to recruit employees for Sterling Software (without targeting of Interlink or its specific employees) or (c) if any employee of Interlink (or any subsidiary thereof) approaches and obtains employment with Sterling Software after the date hereof solely as a result of any advertising or recruitment effort contemplated in clause (a) or (b) above.

          4.   General Provisions. No failure or delay in exercising any right
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hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right. This letter agreement shall be binding on and inure to the benefit of the parties hereto and their respective successors and assigns, although neither party may assign any of its rights or obligations hereunder without the prior written consent of the other party, which consent may be withheld in the sole and absolute discretion of such other party. Money damages would not be a sufficient remedy for any breach or violation of the terms of this letter agreement and, accordingly, Sterling Software or Interlink, as the case may be, shall be entitled to specific performance and injunctive relief as remedies for any breach or violation, in addition to all other remedies available at law or equity. This letter agreement may not be amended except by virtue of a written instrument executed by both of the parties hereto. This letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflict of laws thereof.
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Interlink Computer Sciences, Inc.
March 16, 1999
Page 4


          Please sign and return one copy of this letter agreement to evidence your acceptance of and agreement to the foregoing, whereupon this letter agreement will become the binding obligation of each of the undersigned subject to the terms hereof.

                                             Very truly yours,

                                             STERLING SOFTWARE, INC.


                                             By: /s/ Don J. McDermett, Jr.
                                                ------------------------------
                                                  Don J. McDermett, Jr.
                                                  Senior Vice President and
                                                  General Counsel




Accepted and agreed to as of
the date first written above:

INTERLINK COMPUTER SCIENCES, INC.


By: /s/ James A. Barth
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      James A. Barth
      Vice President and Chief Financial
      Officer